Exhibit 1.01

Conflict Minerals Report
HollyFrontier Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2015.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to HollyFrontier Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.
Forward-Looking Statements
This Conflict Minerals Report contains certain “forward-looking statements” within the meaning of the federal securities laws. Other than statements of historical fact included in this Conflict Minerals Report, all statements, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups, are forward-looking statements. These statements are based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in these statements.
Any differences could be caused by a number of factors including, but not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals; and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. All forward-looking statements included in this Conflicts Minerals Report are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Potential Applicability of the Conflict Minerals Rule to Our Company
We are principally an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel, jet fuel, specialty lubricant products and specialty and modified asphalt. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Given the nature of our products, our potentially in-scope usage of Conflict Minerals is de minimis relative to our total materials content. However, some of the products that we manufacture, including gasoline and diesel fuel, may contain trace amounts of catalyst residue that contain tin and/or tungsten.

Based on the information provided by our suppliers and known to us, for 2014, we do not believe that any of our potentially in-scope products contained tantalum or gold.
Under informal verbal guidance that we understand the staff of the Securities and Exchange Commission (the "SEC") has provided to others, compounds that are manufactured by third parties that contain tin, tantalum, tungsten or gold are not considered to be Conflict Minerals and are therefore not in-scope under the Conflict Minerals Rule. We believe that all of the catalyst residue that may remain in our products is contained in compounds. However, in the absence of definitive guidance from the staff of the SEC, we have treated the tin and tungsten residue that may be in our products as in-scope for purposes of our compliance and this Conflict Minerals Report and refer to them herein as Conflict Minerals.
The catalysts that we use are purchased from third parties and are not manufactured by us. We do not specify the use of Conflict Minerals in the catalysts that we purchase and believe that we are many levels removed from the mines and smelters that produce the Conflict Minerals contained in our catalysts. We therefore have limited influence over these upstream actors. Furthermore, because of competitive factors affecting our supplier base, we have significant difficulty identifying actors upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to make our sourcing practices consistent with our Conflict Minerals Policy, which is summarized below, and we encourage conflict free sourcing in our supply chain.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen. To this end, we have adopted a company policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy has been communicated to our relevant suppliers and posted on our website. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Implement and communicate to their personnel and suppliers a Conflict Minerals policy that is consistent with our Conflict Minerals Policy;

2.	Put in place procedures for the traceability of Conflict Minerals;

3.	Where possible, source Conflict Minerals from smelters and refiners that are validated as being conflict free;

4.	Provide us with written certifications and other information concerning the origin of the Conflict Minerals supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

5.
Establish policies, due diligence frameworks and management systems that are consistent with the Organization for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance"); and

6.	Require their suppliers to adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.
Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry." Our outreach included 23 direct suppliers (the "Suppliers") that we identified as having provided us with catalysts that may contain Conflict Minerals. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, supplier inquiries and other information known to us concerning the composition of our products.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts and the results thereof are discussed below.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.
Due Diligence Framework
Design Framework
We conducted our due diligence relating to Conflict Minerals pursuant to the criteria set forth in the OECD Guidance (Second Edition 2013).
Selected Elements of Design Framework
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the Conflict Minerals that may be contained in our products are responsibly sourced. The headings below conform to those used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2014 are discussed under "Due Diligence Program Execution."

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We adopted the Conflict Minerals Policy. The internal personnel that have direct contact with suppliers that are potentially in-scope for purposes of the Conflict Minerals Rule are notified about the Conflict Minerals Policy. In addition, the policy is communicated to our relevant suppliers in writing. The Conflict Minerals Policy also is posted on our website. We have established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy.

b.
We have a team comprised of various members of our staff who, with our General Counsel, are charged with managing our Conflict Minerals compliance program. The following functional areas are represented on the working group: legal; marketing; and purchasing and materials. The working group also includes representatives from each business unit that we determine to have potentially in-scope products. We supplement our compliance efforts with specialist outside counsel.

c.
Senior management and other selected internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

d.
We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the "CFSI") to identify potentially in-scope products and smelters and refiners in our supply chain.

e.
We have policies requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

f.	Our forms of purchasing contracts have contractual terms relating to compliance with the Conflict Minerals Policy and other related matters.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
During the applicable compliance year, we request that suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in the catalysts that they sell to us, as well as information concerning their related compliance efforts. We follow up by letter, email and/or phone with suppliers that do not respond to the request within a specified time frame.

b.
We review the completed responses received from suppliers. We follow up by letter, email and/or phone with suppliers that submit an incomplete response or a response that we determine contains errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We follow up with other suppliers where determined to be appropriate by us.

c.
After the end of the applicable compliance year, we request that the suppliers that were sent an interim questionnaire confirm to us in writing that the information that they had previously provided to us is correct with respect to the remainder of that year.

d.
Smelter and refiner information, if any, provided by suppliers is reviewed against the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the list of known processing facilities published by the U.S. Department of Commerce (the "Commerce Department List"). To the extent that a smelter or refiner identified by a supplier is not on either of these lists, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

e.
Smelter and refiner information, if any, also is reviewed against the lists of "compliant" and "active" smelters and refiners published by the CFSI. To the extent that a smelter or refiner identified by a supplier is not listed as compliant by an independent third-party, we consult publicly available information to attempt to determine the mine or location of origin of its Conflict Minerals.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

Our Conflict Minerals Compliance Team reports the findings of its supply chain risk assessment to our General Counsel and our purchasing and marketing departments.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

We utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners of Conflict Minerals in our supply chain, to the extent that any are identified.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We file a Form SD and a Conflict Minerals Report, to the extent applicable, with the SEC and make available on our website the Form SD and Conflict Minerals Report.
Due Diligence Program Execution
In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures with respect to 2014:

1.
We sent initial requests to 23 Suppliers to provide us with information, through the completion of our questionnaire, concerning the potential usage and source of Conflict Minerals in the catalysts that they sell to us, as well as information concerning their related compliance efforts. We requested that the Suppliers furnish us with a completed questionnaire at the product level.

2.
Following the end of the year, we requested that the Suppliers confirm to us in writing that the information that they had previously provided to us was correct with respect to the remainder of the year.

3.	We followed up by email or phone with the Suppliers that did not provide a response within the specified time frame. We received responses from all of the Suppliers.

4.	We reviewed the completed responses received from the Suppliers based on our internal review criteria to identify incomplete responses, potential errors, inaccuracies and "red flags."

5.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and our purchasing and marketing departments.

6.
In addition, to mitigate the risk that the necessary Conflict Minerals that may have been contained in our potentially in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we added contractual terms relating to compliance with the Conflict Minerals Policy and other related matters to our forms of purchasing contracts.

Due Diligence Results

For 2014, none of the necessary Conflict Minerals that may have been contained in our potentially in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not conclude that any of our products were "DRC conflict free." An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country.
We have endeavored to determine the mine or location of origin of the necessary Conflict Minerals that may have been contained in our potentially in-scope products by requesting that the Suppliers provide us with information concerning the source of the Conflict Minerals in the catalysts sourced from them, as discussed herein. Under our reasonable country of origin inquiry and due diligence procedures, if a smelter or refiner of Conflict Minerals in our supply chain is identified, we also will review publicly available information, to the extent available, to try to determine the mine or location of origin.
Future Risk Mitigation Efforts

We intend to take the following additional steps in 2015 to mitigate the risk that any necessary Conflict Minerals that may be contained in our potentially in-scope products benefit armed groups:

1.	Encourage Suppliers that provided "company level" information for 2014 to provide "product level" information for 2015, through ongoing outreach with these Suppliers.

2.	Engage with Suppliers to help ensure that they provide requested information for 2015.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers.

4.	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them.

All of these steps are in addition to the steps that we took with respect to 2014, which we intend to continue to take with respect to 2015 to the extent applicable.